Arcutis Biotherapeutics, Inc.

2945 Townsgate Road, Suite 110

Westlake Village, CA 91361

January 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Julia Griffith
Dietrich King
Christine Torney
Angela Connell

Re:

Arcutis Biotherapeutics, Inc. Registration Statement on Form S-1 (File No. 333-235806) originally filed January 6, 2020, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-39186) filed January 21, 2020.

Requested Date: January 30, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Arcutis Biotherapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

ARCUTIS BIOTHERAPEUTICS, INC.

By:	/s/ Todd Franklin Watanabe
Todd Franklin Watanabe
Chief Executive Officer

cc:	Todd Franklin Watanabe, Chief Executive Officer
Arcutis Biotherapeutics, Inc.

Robert A. Freedman, Esq.
Matthew Rossiter, Esq.
Fenwick & West LLP